===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _____________________

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2006
                        Commission File Number: 000-30735

                            Rediff.com India Limited
                 (Translation of registrant's name into English)

         1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
                          Mahim (West), Mumbai 400 016
                     (Address of principal executive office)

                             _____________________


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F |X|          Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes |_|                 No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)

         On April 27, 2006, Rediff.com India Limited announced the appointment of Mr. Rashesh C. Shah as an Independent Director on its Board of Directors. A copy of the related press release is attached hereto as Exhibit 99.1.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 27, 2006               Rediff.com India Limited
                                    (Registrant)


                                    By:  /s/ Joy Basu
                                       ---------------------------------------
                                        Name: Joy Basu
                                        Title: Chief Financial Officer

EXHIBIT NO.          DESCRIPTION

99.1                 Press release announcing the appointment of Mr. Rashesh
                     C. Shah as an Independent Director of Rediff.com India Limited dated April 27, 2006.

                                                                 Exhibit 99.1